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                                     EXHIBIT 99.2


                First Amendment to the Mental Health Management, Inc.
                     1993 Stock Option Plan, dated June 25, 1996


    The Mental Health Management, Inc. 1993 Stock Option Plan (the "Plan") is hereby amended as follows:

         1. Section 5 of the Plan is amended and restated in full to read as follows:

         (a) Officers and key employees of the Company and Subsidiaries shall be eligible for selection by the Committee to participate in the Plan; provided, however, that no member of the Committee shall be eligible to participate in the Plan. An employee who has been granted an Option may, if he or she is otherwise eligible, be granted an additional Option or Options if the Committee shall so determine.

         (b) Consultants and Directors who are not employees of the Company or its Subsidiaries are eligible to be granted Non-Qualified Options under the Plan, but may not be granted Incentive Stock Options.

         2. Section 10(a) of the Plan is amended and restated to read in full as follows:

         (a) Unless otherwise determined by the Committee on or after the date of grant, if the employment of a Grantee with the Company or a Subsidiary shall at any time be terminated for cause, then and in that event all rights of any kind under any Option then held by such Grantee shall immediately lapse and terminate.

         3. Section 10(b) of the Plan is amended and restated to read in full as follows:

         (b) Unless otherwise determined by the Committee on or after the date of grant, if a Grantee shall at any time cease to be employed by the Company for any reason other than the termination of the Grantee's employment for cause or the death of the Grantee, then and in that event the term of each Option held by such Grantee shall expire on the earlier of
    (i) the terminate date set forth in the Option, or (ii) three (3) months (or such longer period as may be specified in the Option) after the date on which employment terminates. During such period, the Option shall be exercisable only to the extent it was exercisable at the time of termination of employment, unless otherwise specified in the Option. If, however, the death of the Grantee should occur before the date on which the Option would terminate hereunder, the termination of the Option will be governed by subparagraph 10(c) below.

         4. Section 10(c) of the Plan shall be amended and restated to read in full as follows:

         (c) Unless otherwise determined by the Committee on or after the date of grant, upon the death of any Grantee, any Option then held by such Grantee which shall not have

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    lapsed or terminated prior to the Grantee's death, shall, notwithstanding the termination date stated in such Option, be exercisable by the executors, administrators, legatees or distributees of the Grantee's estate for a period of six (6) months after the Grantee's death, as to that number of Shares which were purchasable by the Grantee at the time of his or her death; provided, however, that in no case shall an Incentive Stock Option granted to an Optionee remain exercisable after a date ten (10) years after the date on which such Incentive Stock Option was granted; nor in any case shall an Incentive Stock Option granted to an Optionee-Shareholder remain exercisable after a date five (5) years from the date on which such Incentive Stock Option was granted.